SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q4 04 Earnings Results

I. Performance in Q4 2004 – Consolidated Financial Data

(Unit: KRW B, Korean GAAP)

Items	Q4 04	Q3 04 Amount	Q4 03 Amount	QoQ	YoY
1. Quarterly Results
Revenues	1,933	1,875	2,135	3.1%	-9.5%
Operating Income	2	256	552	-99.2%	-99.6%
Ordinary Income	19	240	532	-92.1%	-96.4%
Net Income	35	291	544	-88.0%	-93.6%

2. Cumulative Results from the beginning of the fiscal year
Revenues	8,328	6,395	6,098	30.2%	36.6%
Operating Income	1,728	1,726	1,074	0.1%	60.9%
Ordinary Income	1,688	1,669	1,013	1.1%	66.6%
Net Income	1,655	1,620	1,019	2.2%	62.4%

*	For the purpose of comparison, the past financial statements are reclassified pursuant to the enactment of Korean GAAP.

II. Event of Q4 2004 Earnings Results

1. Provider of Information:	IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Event:	Q4 04 Earnings Results

4. Date & Time:	4:30 p.m. (Korea Time) on January 24, 2005 in Korean
10:00 p.m. (Korea Time) on January 24, 2005 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- Conference room, Korea Stock Exchange (21st floor, New building)

2) Conference call in English:
- Please refer to LG.Philips LCD Co., Ltd.’s IR homepage at www.lgphilips-lcd.com.

6. Contact Information

i.	Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

ii.	Main Contact for Disclosure-related Matters:
Jaeho Park, Assistant Manager, Financing Team
(82-2-3777-1053)

iii.	Relevant Team:	IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation materials for Q4 04 Earnings Results are attached as an appendix and accessible on LG.Philips LCD Co., Ltd.’s IR homepage at www.lgphilips-lcd.com.

ii.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are attached).

iii.	Financial data for Q4 04 are unaudited and provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

1. US GAAP consolidated information

(Unit: KRW B, US GAAP)

Items	Q4 04	Q3 04 Amount	Q4 03 Amount	QoQ	YoY
1. Quarterly Results
Revenues	1,933	1,874	2,135	3.1%	-9.5%
Operating Income	14	265	549	-94.7%	-97.4%
Ordinary Income	41	250	501	-83.6%	-91.8%
Net Income	56	298	480	-81.2%	-88.3%

2. Cumulative Results from the beginning of the fiscal year
Revenues	8,325	6,392	6,098	30.2%	36.5%
Operating Income	1,760	1,746	1,122	0.8%	56.9%
Ordinary Income	1,742	1,701	1,061	2.4%	64.2%
Net Income	1,704	1,648	1,006	3.4%	69.4%

2. Korean GAAP non-consolidated information

(Unit: KRW B, Korean GAAP)

Items	Q4 04	Q3 04 Amount	Q4 03 Amount	QoQ	YoY
1. Quarterly Results
Revenues	1,851	1,836	2,091	0.8%	11.5%
Operating Income	(67)	244	553	Loss	Loss
Ordinary Income	20	237	531	-91.6%	-96.2%
Net Income	35	291	544	-88.0%	-93.6%

2. Cumulative Results from the beginning of the fiscal year
Revenues	8,080	6,229	6,031	29.7%	34.0%
Operating Income	1,641	1,707	1,087	-3.9%	51.0%
Ordinary Income	1,683	1,663	1,010	1.2%	66.6%
Net Income	1,655	1,620	1,019	2.2%	62.4%

*	For the purpose of comparison, the past financial statements are reclassified pursuant to the enactment of Korean GAAP.

Appendix 1 : Press Release

LG.PHILIPS LCD REPORTS FOURTH QUARTER 2004 RESULTS

SEOUL, Korea (January 24, 2005) – LG.Philips LCD (NYSE: LPL, KSE: 034220), one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month and full-year periods ended December 31, 2004. Amounts in Korean Won are translated into US dollars at the noon buying rate in effect on December 31, 2004, which was KRW 1,035.1 per US dollar.

•	Sales in the fourth quarter of 2004 increased by 3% to KRW 1,933 billion (USD 1,867 million) from sales of KRW 1,875 billion (USD 1,811 million) in the third quarter of 2004. Sales decreased by 9% in the fourth quarter of 2004 from KRW 2,135 billion (USD 2,063 million) in the fourth quarter of 2003 due to decreases in panel prices. Fourth quarter 2004 sales comparisons, from both a sequential and year-on-year perspective, were also impacted by the Korean Won appreciation against the US dollar during this period. Revenues for 2004 were KRW 8,328 billion (USD 8,046 million), an increase of 37% from KRW 6,098 billion (USD 5,891 million) in 2003.

•	Operating income in the fourth quarter of 2004 decreased by 99% from KRW 256 billion (USD 247 million) in the third quarter of 2004. Operating income decreased to KRW 2 billion (USD 1.9 million) in the fourth quarter of 2004 from KRW 552 billion (USD 533 million) in the fourth quarter of 2003. Operating income for 2004 was KRW 1,728 billion (USD 1,669 million), an increase of 61% from KRW 1,074 billion (USD 1,038 million) in 2003.

•	EBITDA in the fourth quarter of 2004 decreased by 27% to KRW 412 billion (USD 398 million) from KRW 568 billion (USD 549 million) in the third quarter of 2004. EBITDA in the fourth quarter of 2004 decreased by 51% from KRW 837 billion (USD 809 million) in the fourth quarter of 2003. EBITDA for 2004 was KRW 2,994 billion (USD 2,892 million), an increase of 43% from KRW 2,091 billion (USD 2,020 million) in 2003.

•	Net income in the fourth quarter of 2004 decreased by 88% from KRW 291 billion (USD 281 million) in the third quarter of 2004. Net income decreased to KRW 35 billion (USD 34 million) in the fourth quarter of 2004 from KRW 544 billion (USD 526 million) in the fourth quarter of 2003. Net income for 2004 was KRW 1,655 billion (USD 1,599 million), an increase of 62% from KRW 1,019 billion (USD 984 million) in 2003.

“We continue making steady gains towards our goal of becoming the number one LCD company in the industry,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD. “In the third quarter of 2004, we began mass production at the world’s largest sixth generation factory, ‘P6’, reaching an average capacity of 35,000 input sheets per month in the fourth quarter. Our advanced technology enables us to further enhance our product offerings, strengthen our market position and fortify our strategic relationships with key customers. We remain committed to growing the LCD TV segment and have announced plans for our seventh generation factory, ‘P7’, which will enable us to meet the future product needs of our customers and capitalize on the growing global opportunity for LCD TVs.”

1

Fourth Quarter Financial Review

Revenue and Cost

Revenues decreased by 9% to KRW 1,933 billion (USD 1,867 million) in the three-month period ended December 31, 2004, from KRW 2,135 billion (USD 2,063 million) in the corresponding period in 2003 due to decreases in panel prices. The effect of the overall decrease in panel prices was offset by an increase in the volume of panels for notebook computers, desktop monitors and TVs resulting from increased production capacity, especially from P6, which commenced operations in August 2004. TFT-LCD panels for desktop monitors, notebook computers, TVs and applications accounted for 53%, 27%, 15% and 5% respectively on a revenue basis, in the fourth quarter of 2004, compared to 55%, 27%, 14% and 4% respectively on a revenue basis, in the third quarter of 2004.

Overall, LG.Philips LCD shipped a total of 771,000 square meters of net display area, a 38% sequential quarterly increase, with an average selling price per square meter of net display area of USD 2,304 in the fourth quarter of 2004. This represents a decrease in the selling price per square meter of net display area of approximately 19% compared to the average of the third quarter of 2004 and a decline of 14% at the end of the fourth quarter as compared to the end of the third quarter of 2004.

The cost of goods sold per square meter of net display area shipped was KRW 2,271 thousand (USD 2,194) for the fourth quarter of 2004, down 9.0% from the third quarter of 2004. Cost of goods sold increased to KRW 1,840 billion (USD 1,778 million), or 22% year-on-year and 18% compared to the third quarter of 2004, as a result of increased volume year-on-year.

“As we announced in December 2004, price declines in the fourth quarter were greater than we anticipated earlier in that period,” said Ron Wirahadiraksa, President and Chief Financial Officer of LG.Philips LCD. “Yet, despite these conditions, LG.Philips LCD continued to execute well on its plan to sustain market leadership, manufacturing efficiencies and sound financial management.”

Mr. Wirahadiraksa continued, “Our strength and commitment to state-of-the-art manufacturing resulted in an impressive 38% increase in area shipped for the quarter, while at the same time, we were able to reduce our costs of goods sold. In 2005, we believe there will be strong growth in consumer demand for flat screen TVs, and our focus remains the same: superior execution, prudent cost-cutting measures and investing in our business to further improve our competitive position and long-term growth prospects.”

Liquidity

As of December 31, 2004, LG.Philips LCD had KRW 1,361 billion (USD 1,315 million) of cash and cash equivalents. Total debt at December 31, 2004, was KRW 2,679 billion (USD 2,588 million) with a net-debt-to-equity ratio of 23%.

During the fourth quarter of 2004, LG.Philips LCD issued USD 200 million of US dollar-denominated floating rate notes and KRW 300 billion of Korean Won-denominated fixed rate bonds. The capital raised is being used for general investment purposes and refinancing of existing debt.

2

Capital Spending

Capital expenditures in the fourth quarter of 2004 sequentially decreased to KRW 473 billion (USD 457 million) from KRW 1,434 billion (USD 1,385 million) in the third quarter of 2004, and from KRW 544 billion (USD 526 million) in the fourth quarter 2003. The capital expenditures for the fourth quarter of 2004 were mainly used for investments in P6 and ongoing operations.

Utilization and Capacity

Total input capacity on an area basis increased approximately 24% in the fourth quarter compared to the third quarter, due mainly to the ramp-up of P6. P6 averaged 35,000 input sheets per month for the fourth quarter of 2004.

Outlook

The following expectations are based on current information as of January 24, 2005. The Company does not expect to update its expectations until next quarter’s earnings release. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

According to DisplaySearch, the TFT-LCD industry should experience both unit and area growth in 2005. LG.Philips LCD plans to increase its output to meet this anticipated growth and to meet its customers’ needs.

“We expect the industry supply/demand balance will begin to stabilize in the second quarter and then show signs of strengthening later in the year,” commented Mr. Wirahadiraksa. “For the first quarter of 2005, we see our area shipments increasing approximately 9% quarter-on-quarter. We expect a high single digit rate decline on the ASP per net display area shipped at the end of the first quarter of 2005 as compared to the end of the fourth quarter of 2004. As a result, we expect our EBITDA margin rate in the first quarter of 2005 to be in the range of the mid-teens.”

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on January 24, 2005 at 4:30 p.m. Korea Standard Time on the 21st floor of the Korea Stock Exchange (KSE). An English language conference call will follow at 10:00 p.m. Korea Standard Time (8:00 a.m. EST and 1:00 p.m. GMT). The call-in number is 1566-2256 for callers in Korea and +82-2-6677-2256 for callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD website. http://www.lgphilips-lcd.com

Investors can listen to the conference call over the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the website at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 22619#.

3

About LG.Philips LCD

LG.Philips LCD (NYSE: LPL, KSE: 034220) is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates six fabrication facilities in Korea and has approximately 10,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:
Jay Hong (Korea)	Monica Huang (USA)
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1874
Email: jay.hong@lgphilips-lcd.com	Email: Mhuang@sloanepr.com

Media Contacts:
Elliot Sloane (USA)	Sue Kim (Korea)
Sloane & Company	Edelman
Tel: +1-212-446-1860	Tel: + 822-2022-8239
Email: ESloane@sloanepr.com	Email: Sue.kim@edelman.com

4

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2004				2003
	Three months ended Dec. 31		Twelve months ended Dec. 31		Three months ended Dec. 31		Twelve months ended Dec. 31
NET REVENUES	1,932,732	100%	8,328,170	100%	2,135,178	100%	6,098,335	100%
Cost of goods sold	(1,839,558)	-95%	(6,299,513)	-76%	(1,507,654)	-71%	(4,792,050)	-79%

GROSS PROFIT	93,174	5%	2,028,657	24%	627,524	29%	1,306,285	21%

Selling, general & administrative	(91,233)	-5%	(300,300)	-4%	(75,255)	-4%	(232,165)	-4%

OPERATING INCOME	1,941	0%	1,728,357	21%	552,269	26%	1,074,120	18%

Interest income	6,965	0%	19,963	0%	1,935	0%	6,393	0%
Interest expense	(15,797)	-1%	(53,262)	-1%	(23,086)	-1%	(80,700)	-1%
Foreign exchange gain (loss), net	34,496	2%	10,531	0%	2,719	0%	12,068	0%
Others, net	(8,660)	0%	(17,647)	0%	(1,880)	0%	990	0%

Total other income (expense)	17,004	1%	(40,415)	0%	(20,312)	-1%	(61,249)	-1%

INCOME BEFORE INCOME TAX EXPENSE	18,945	1%	1,687,942	20%	531,957	25%	1,012,871	17%

Income tax expense	16,476	1%	(32,497)	0%	11,998	1%	6,402	0%

NET INCOME(LOSS)	35,421	2%	1,655,445	20%	543,955	25%	1,019,273	17%

- These financial statements are provided for informational purposes only

5

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2004				2003
	December 31		September 30		December 31		September 30
ASSETS
Current assets:
Cash and cash equivalents	1,361,239	13%	1,211,843	12%	503,946	8%	174,012	3%
Trade accounts and notes receivable	890,507	9%	885,790	9%	1,140,732	18%	933,727	17%
Inventories	805,288	8%	692,395	7%	337,175	5%	355,969	6%
Other receivables and assets	334,444	3%	127,888	1%	138,688	2%	151,863	3%
Total current assets	3,391,478	33%	2,917,916	30%	2,120,541	33%	1,615,571	29%

Investments and other non-current assets	245,632	2%	292,942	3%	168,851	3%	122,699	2%
Property, plant and equipment, net	6,528,182	63%	6,327,617	65%	3,947,407	61%	3,523,203	64%
Other Intangible assets, net	192,010	2%	198,100	2%	222,479	3%	229,187	4%

Total assets	10,357,302	100%	9,736,575	100%	6,459,278	100%	5,490,660	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term debt	694,230	7%	632,052	6%	609,662	9%	1,195,356	22%
Trade accounts and notes payable	581,581	6%	1,497,482	15%	1,426,947	22%	1,199,976	22%
Other payables and accrued liabilities	1,292,453	12%	213,867	2%	197,504	3%	111,962	2%

Total current liabilities	2,568,264	25%	2,343,401	24%	2,234,113	35%	2,507,294	46%

Long-term debt	1,984,432	19%	1,651,164	17%	1,310,164	20%	590,654	11%
Reserves for pension	31,964	0%	43,050	0%	20,965	0%	26,344	0%

Total liabilities	4,584,660	44%	4,037,615	41%	3,565,242	55%	3,124,292	57%

Common Stock and additional paid-in capital	2,638,850	25%	2,640,848	27%	1,450,000	22%	1,450,000	26%
Accumulated result	3,091,674	30%	3,056,254	31%	1,436,229	22%	892,275	16%
Capital adjustment	42,118	0%	1,858	0%	7,806	0%	24,093	0%
Shareholders’ equity	5,772,642	56%	5,698,960	59%	2,894,036	45%	2,366,368	43%

Total liabilities and shareholders’ equity	10,357,302	100%	9,736,575	100%	6,459,278	100%	5,490,660	100%

- These financial statements are provided for informational purposes only

6

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2004		2003
	Three months ended Dec. 31	Twelve months ended Dec. 31	Three months ended Dec. 31	Twelve months ended Dec. 31
Net Income	35,421	1,655,445	543,956	1,019,273
Depreciation	372,864	1,228,190	272,619	960,388
Amortization	11,318	45,048	11,191	44,246
Others	(74,078)	(47,211)	26,400	46,149

Operating Cash Flow	345,526	2,881,473	854,166	2,070,056
Net Change in Working Capital	(198,454)	(155,339)	(75,750)	(413,356)

Change in accounts receivable	(147,078)	184,547	(189,851)	(619,883)
Change in inventory	(118,237)	(468,114)	(14,182)	35,077
Change in accounts payable	93,951	179,409	97,112	186,193
Change in others	(27,090)	(51,181)	31,171	(14,743)

Cash Flow from Operation	147,072	2,726,134	778,416	1,656,700
Capital Expenditures	(472,691)	(3,892,757)	(543,709)	(1,443,880)

Delivery	(467,223)	(3,879,494)	(539,741)	(1,434,780)
Intangible assets investment	(5,710)	(7,884)	(2,566)	(5,204)
Others	241	(5,380)	(1,402)	(3,896)

Cash Flow before Financing	(325,619)	(1,166,623)	234,707	212,820
Cash Flow from Financing Activities	477,014	835,066	95,227	220,820
Proceeds from IPO	(1,999)	1,188,850	0	0

Net Cash Flow	149,396	857,293	329,934	433,640

- These financial statements are provided for informational purposes only

7

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2004				2003
	Three months ended Dec. 31		Twelve months ended Dec. 31		Three months ended Dec. 31		Twelve months ended Dec. 31
REVENUE	1,932,732	100%	8,324,794	100%	2,135,145	100%	6,098,354	100%
Cost of goods sold	(1,822,573)	-94%	(6,246,240)	-75%	(1,495,618)	-70%	(4,741,592)	-78%

GROSS PROFIT	110,159	6%	2,078,554	25%	639,527	30%	1,356,762	22%

Selling, general & administrative	(95,640)	-5%	(318,449)	-4%	(90,127)	-4%	(234,555)	-4%

OPERATING INCOME	14,519	1%	1,760,105	21%	549,400	26%	1,122,207	18%

Interest income	6,966	0%	19,964	0%	1,935	0%	6,393	0%
Interest expense	(17,217)	-1%	(58,049)	-1%	(22,876)	-1%	(83,619)	-1%
Foreign exchange gain (loss), net	37,172	2%	19,125	0%	(25,759)	-1%	15,015	0%
Others, net	(184)	0%	673	0%	(1,666)	0%	1,081	0%

Total other income (expense)	26,737	1%	(18,287)	0%	(48,366)	-2%	(61,130)	-1%

INCOME BEFORE INCOME TAX EXPENSE	41,256	2%	1,741,818	21%	501,034	23%	1,061,077	17%

Income tax expense	14,297	1%	(38,131)	0%	(21,132)	-1%	(54,574)	-1%

NET INCOME(LOSS)	55,553	3%	1,703,687	20%	479,902	22%	1,006,503	17%

- These financial statements are provided for informational purposes only

8

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2004				2003
	December 31		September 30		December 31		September 30
ASSETS
Current assets:
Cash and cash equivalents	1,361,239	13%	1,211,843	13%	504,014	8%	174,012	3%
Accounts receivable (Trade, others)	954,316	9%	890,754	9%	1,159,767	18%	973,855	18%
Inventories	804,117	8%	691,145	7%	335,921	5%	354,518	7%
Other current assets	279,256	3%	125,323	1%	146,594	2%	133,642	2%
Total current assets	3,398,928	33%	2,919,065	30%	2,146,296	34%	1,636,027	30%

Investments and other non-current assets	262,160	3%	311,099	3%	193,116	3%	191,881	4%
Property, plant and equipment, net	6,563,977	64%	6,360,059	66%	3,974,315	63%	3,552,620	66%
Intangible assets, net	37,435	0%	33,335	0%	29,260	0%	26,241	0%

Total assets	10,262,500	100%	9,623,558	100%	6,342,987	100%	5,406,769	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term debt	696,212	7%	632,052	7%	625,675	10%	1,214,027	22%
Trade accounts and notes payable	583,117	6%	491,903	5%	403,522	6%	342,336	6%
Other payables and accrued liabilities	1,294,755	13%	1,219,145	13%	1,223,053	19%	966,750	18%

Total current liabilities	2,574,084	25%	2,343,100	24%	2,252,250	36%	2,523,113	47%

Long-term debt	1,993,150	19%	1,657,916	17%	1,318,581	21%	591,886	11%
Other non-current liabilities	31,964	0%	46,249	0%	20,965	0%	26,345	0%

Total liabilities	4,599,198	45%	4,047,265	42%	3,591,796	57%	3,141,344	58%
Common Stock & APIC	2,628,519	26%	2,629,530	27%	1,450,000	23%	1,450,000	27%
Retained Earnings	3,001,042	29%	2,945,489	31%	1,297,355	20%	817,453	15%
Capital adjustment	33,742	0%	1,274	0%	3,836	0%	-2,028	0%
Shareholders’ equity	5,663,303	55%	5,576,293	58%	2,751,191	43%	2,265,425	42%

Total liabilities and shareholders’ equity	10,262,500	100%	9,623,558	100%	6,342,987	100%	5,406,769	100%

- These financial statements are provided for informational purposes only

9

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2004		2003
	Three months ended Dec. 31	Twelve months ended Dec. 31	Three months ended Dec. 31	Twelve months ended Dec. 31
Cash flows from operating activities:
Net income	55,553	1,703,687	479,902	1,006,503

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	374,429	1,224,118	270,178	956,997
Amortization	1,658	6,405	1,564	5,406
Others, net	(61,180)	(65,823)	24,146	46,104

Change in operating assets and liabilities:
Change in A/R	(67,573)	204,970	(167,422)	(607,480)
Change in inventory	(118,316)	(468,196)	18,597	62,288
Change in A/P	93,183	181,421	67,544	152,743
Change in others	(105,370)	(43,641)	73,377	49,278

Net cash provided by operating activities	172,384	2,742,941	767,886	1,671,839

Cash flows from investing activities:
Purchase of property, plant and equipment	(469,228)	(3,885,650)	(528,172)	(1,438,230)
Proceeds from sales of property, plant and equipment	2,005	6,156	1,120	3,450
Others, net	(10,991)	(13,263)	(5,008)	(17,919)

Net cash used in investing activities	(478,214)	(3,892,757)	(532,060)	(1,452,699)

Cash flows from financing activities:
Financing Activities	461,863	819,915	94,569	214,777
New Equity & Others	(1,999)	1,188,850

Net cash provided by financing activities	459,864	2,008,765	94,569	214,777

Effect of exchange rate change on cash and cash equivalents	(4,638)	(1,724)	(393)	(209)

Net increase (decrease) in cash	149,396	857,225	330,002	433,708

- These financial statements are provided for informational purposes only

10

LG.Philips LCD

Net Income Reconciliation to US GAAP

( In millions of KRW)

	2004
	Three months ended Dec. 31	Twelve months ended Dec. 31
Net Income under K GAAP	35,421	1,655,445
US GAAP Adjustments	20,132	48,242
Depreciation of property, plant and equipment	(655)	(2,706)
Amortization of Intellectual Property Rights	9,850	37,501
Adjustment of AR discount loss	(206)	1,379
Capitalization of financial interests	4,008	11,709
Inventory Valuation effect of US GAAP Adjustments	(110)	1,170
Cash flow hedge account	0	(3,376)
Pension expense	(788)	(2,132)
Income tax effect of US GAAP Adjustments	(2,179)	(5,634)
Others	10,212	10,331

Net Income under US GAAP	55,553	1,703,687

- These financial statements are provided for informational purposes only

11

Appendix 2: IR Presentation

Q4 04 Earnings Results

January 24, 2005

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through December 31, 2004, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q4 Earnings Presentation.

Agenda

Q4 04 Earnings Results

Performance Highlights

Outlook

20”W

26”W

32”W

42”W

Paju-P7

Q4 04 Earnings Results

Q4 04 Income Statement

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

1,933

1,840

93

2

412

19

35

1,875

1,555

320

256

568

240

291

2,135

1,508

627

552

837

532

544

3%

18%

(71%)

(99%)

(27%)

(92%)

(88%)

(9%)

22%

(85%)

(100%)

(51%)

(96%)

(94%)

Revenue

COGS

Gross profit

Operating income

EBITDA

Income before tax

Net income

Margin (%)

5

0

21

2

17

14

30

16

(24)

(26)

(18)

(23)

(12)

(14)

(9)

(14)

29

26

39

25

Gross margin

Operating margin

EBITDA margin

Net margin

K GAAP (Consolidated)

Source: Unaudited, Company financials

Q4 04 Balance Sheet

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

6%

12%

16%

14%

10%

20%

1%

4

60%

170%

139%

29%

14%

51%

99%

(26)

10,357

1,361

805

4,585

694

1,985

5,772

23

6,459

504

337

3,565

610

1,311

2,894

49

9,736

1,212

692

4,037

632

1,651

5,699

19

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

Source: Unaudited, Company financials

K GAAP (Consolidated)

Q4 04 Cash Flow

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Cash proceeds from IPO

Net change in cash

(256)

63

(76)

(428)

(697)

961

264

424

(1,191)

(503)

(509)

100

(100)

(123)

(632)

71

(561)

380

0

(181)

35

384

(74)

(198)

147

(473)

(326)

475

0

149

544

284

26

(75)

779

(544)

235

95

0

330

291

321

2

230

844

(1,434)

(590)

51

1,191

652

Source: Unaudited, Company financials

K GAAP (Consolidated)

Performance Highlights

Shipments and ASP

Total K m² *

ASP/m² (US$)

1,600

$4,000

$3,554

$3,512

$3,342

1,400

$3,133

$3,500

$2,929

$2,857

1,200

$2,782

$3,000

$2,304

$2,500

1,000

771

$2,000

800

561

$1,500

600

543

531

560

455

367

400

$1,000

295

200

$500

$0

0

Q3

Q2

Q104

Q4

Q3

Q2

Q103

Q4

Total K m²

ASP/m²

Source: Company financials

* Net display area shipped

Revenue: Product Mix

4%

3%

5%

100%

15%

15%

14%

80%

27%

29%

27%

60%

40%

55%

53%

53%

20%

0%

Q304

Q403

Q404

TV

NBPC

MNT

APPL

Source: Company financials

Q4 04 Capacity Update

5th generation capacity increased by approximately 10%

P6 input capacity averaged 35K per month for the quarter

Unit: Quarterly input capacity

by Area (sq.m)

1500

1200

900

600

300

0

Q304

Q204

Q104

Q404

P5

P4

P1~P3

P6

Source: Company financials

Cash ROIC

EBITDA margin

Cash ROIC

39%

35%

36%

16%

54%

52%

42%

2004

2003

2002

2001

Sales / IC *

13%

1.6

1.5

2004

2003

2002

2001

1.1

K GAAP (Consolidated)

0.8

2003

2002

2001

2004

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period

Outlook

Q1 05 Outlook

ASP per sq. m

■ Dec. 04 vs. Mar. 05 : High single digit (%) •

■ Q4 04 vs. Q1 05 Total Shipments (m2) ~9% ”

EBITDA Margin

Q1 05 Mid-teens

CAPEX Outlook

Capex schedule (KRW bn)

4,580

3,818

341

3,144

2,212

1,265

1,436

2005(E)

2004

P6

Others

P7

Source: Company financials, Delivery base

Questions and Answers

Appendix

US GAAP Income Statement

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

Revenue

COGS

Gross profit

Operating income

EBITDA

Income before tax

Net income

1,933

1,823

110

14

429

41

56

2,135

1,496

639

549

795

501

480

3%

18%

(67%)

(95%)

(25%)

(84%)

(81%)

(9%)

22%

(83%)

(97%)

(46%)

(92%)

(88%)

1,874

1,543

331

265

571

251

298

Margin (%)

6

1

22

3

(12)

(13)

(8)

(13)

(24)

(25)

(15)

(19)

30

26

37

22

18

14

30

16

Gross margin

Operating margin

EBITDA margin

Net margin

Source: Unaudited, Company financials

US GAAP Balance Sheet

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

Assets

Cash & equivalent

Inventory

Liabilities

Short term debt

Long term debt

Shareholders’ equity

Net debt to equity ratio (%)

10,262

1,361

804

4,599

696

1,993

5,663

23

7%

12%

16%

14%

10%

20%

2%

4

62%

170%

139%

28%

11%

51%

106%

(29)

6,343

504

336

3,592

626

1,319

2,751

52

9,623

1,212

691

4,047

632

1,658

5,576

19

Source: Unaudited, Company financials

US GAAP Cash Flow

KRW bn

Q4 04 Q3 04 Q4 03 QoQ change YoY change

(242)

65

(68)

(431)

(676)

956

280

408

(1,191)

(503)

(424)

104

(90)

(189)

(599)

54

(545)

364

0

(181)

56

376

(66)

(198)

168

(478)

(310)

459

0

149

480

272

24

(9)

767

(532)

235

95

0

330

298

311

2

233

844

(1,434)

(590)

51

1,191

652

Net income

Depreciation & Amortization

Others

Working capital

Cash flow from operations

CAPEX

Cash flow before financing

Financing activities

Cash proceeds from IPO

Net change in cash

Source: Unaudited, Company financials

Net Income Reconciliation to US GAAP

KRW bn

Q4 04 Q1~Q4 04

Net income under K GAAP

35

21

(1)

10

0

4

0

0

(1)

(1)

10

56

1,655

49

(3)

38

2

12

1

(3)

(2)

(6)

10

1,704

US GAAP adjustments

Depreciation of PP&E

Amortization of IPR

Adjustment of AR discount loss

Capitalization of financial interests

Inventory valuation effect of US GAAP adjustments

Cash flow hedge account

Pension expense

Income tax effect of US GAAP adjustments

Others (ESOP, etc)

Net income under US GAAP

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW bn)

Q4 04 Q3 04 Q4 03 QoQ change YoY change

1. Net income

(256)

4

2

35

63

0

0

(156)

(509)

(7)

5

(4)

100

0

0

(425)

291

12

5

(51)

310

11

0

568

544

23

2

(12)

273

11

0

837

35

16

7

(16)

373

11

0

412

2. Interest expense

3. Interest income

4. Provision (benefit) for income taxes

5. Depreciation of PP&E

6. Amortization of intangible asset

7. Amortization of debt issuance cost

EBITDA (1+2-3+4+5+6+7)

US GAAP (KRW bn)

Q4 04 Q3 04 Q4 03 QoQ change YoY change

1. Net income

(242)

3

2

34

65

0

0

(142)

(424)

(6)

5

(35)

104

0

0

(366)

298

14

5

(48)

309

2

1

571

480

23

2

21

270

2

1

795

56

17

7

(14)

374

2

1

429

2. Interest expense

3. Interest income

4. Provision (benefit) for income taxes

5. Depreciation of PP&E

6. Amortization of intangible asset

7. Amortization of debt issuance cost

EBITDA (1+2-3+4+5+6+7)

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

55” Wide Full HDTV

LG.Philips LCD makes

Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 24, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer